August 10, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Craft Brew Alliance, Inc. Registration Statement on Form S-3 File No. 333-219638
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Craft Brew Alliance, Inc. (the "Company"), hereby respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m. Eastern Time on August 14, 2017, or as soon thereafter as practicable.
Please call Mary Ann Frantz of Miller Nash Graham & Dunn LLP at (503) 205-2552 to confirm the effectiveness of the Registration Statement or with any questions that you may have.
Very truly yours,

CRAFT BREW ALLIANCE, INC.

By:     /s/Edwin A. Smith
    Edwin A. Smith
    Corporate Controller and Principal Accounting Officer

cc:	Mary Ann Frantz